Exhibit 99.1
Transactions Effected by the Reporting Persons During the Past 60 Day

Date of Transaction	Reporting Person	Title of Class	Number of Shares Acquired (Disposed)	Price Per Share
8/12/2025	Vector Capital VI, L.P.	Common Stock	(706,991)	$1.0203 (1)
8/13/2025	Vector Capital VI, L.P.	Common Stock	(955,412)	$0.9918 (2)
8/14/2025	Vector Capital VI, L.P.	Common Stock	(252,776)	$0.9774 (3)
8/15/2025	Vector Capital VI, L.P.	Common Stock	(220,849)	$0.9966 (4)
8/18/2025	Vector Capital VI, L.P.	Common Stock	(430,000)	$1.0038 (5)
8/19/2025	Vector Capital VI, L.P.	Common Stock	(5,093)	$1.0741 (6)
8/20/2025	Vector Capital VI, L.P.	Common Stock	(32,311)	$1.0600
8/21/2025	Vector Capital VI, L.P.	Common Stock	(235,000)	$1.1048 (7)
8/22/2025	Vector Capital VI, L.P.	Common Stock	(44,114)	$1.1137 (8)
8/25/2025	Vector Capital VI, L.P.	Common Stock	(33,092)	$1.1115 (9)

(1) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.99 to $1.13, inclusive.
(2) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.98 to $1.01, inclusive.
(3) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.95 to $1.01, inclusive.
(4) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.99 to $1.035, inclusive.
(5) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.00 to $1.02, inclusive.
(6) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.06 to $1.10, inclusive.
(7) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.10 to $1.11, inclusive.
(8) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.10 to $1.12, inclusive.
(9) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.10 to $1.16, inclusive.